Exhibit 99.1

Company Contacts:

Dr. Paul MacLeman

Chief Executive Officer

Tom Howitt

Chief Financial Officer

tom.howitt@gtg.com.au

Phone: +61 3 8412 7000

www.gtglabs.com

ANNOUNCEMENT MADE PURSUANT TO NASDAQ MARKETPLACE RULE 5810(b)

MELBOURNE, Australia — Tuesday, March 16, 2010 - Genetic Technologies Limited (NASDAQ GM: GENE; ASX: GTG) advises that it has received a letter of non-compliance with Nasdaq’s minimum stockholders’ equity requirement as set forth in Marketplace Rule 5450(b)(1)(A).  This non-compliance has resulted from the fact that the Company’s reported stockholders’ equity as of December 31, 2009 fell below the $10 million threshold as required by the Listing Rules.

The Company has until April 18, 2010 to prepare and submit a plan to Nasdaq to regain compliance.  If accepted, Nasdaq may then grant the Company an extension of up to 180 days from March 4, 2010 to evidence compliance.

This announcement is being made in compliance with Nasdaq Marketplace Rule 5810(b), which requires prompt disclosure of receipt of a non-compliance letter.